SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY-SIXTH

ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME: March 21, 2012 – 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS MADE:

I.     The 2011 Annual Management Report, the Balance Sheet and other financial statements for fiscal year 2011 were approved, as well as their subsequent submission to the Annual Shareholders’ Meeting to be held on April 26, 2012; the Board Members also approved the studies and projections for the generation of a positive calculation base, in an amount large enough to permit the realization of booked fiscal credits, pursuant to CVM Instruction 371/2002;

II.    The Board of Executive Officers’ proposal for the allocation of net income for fiscal year 2011 was approved for the payment of profit sharing and productivity incentives;

III.    The 2011 Annual Report of the Audit Committee was examined and approved;

IV.    The following items were also approved:

IV.a)  the submission to the Shareholders’ Meeting of the Majority Shareholder’s proposal to create a New Energies Department at Copel;

IV.b)  the amendment to Copel’s Bylaws and subsequent amendments to the Bylaws of Copel's wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A. and Copel Telecomunicações S.A., including, besides the creation of an article for the creation of the above-mentioned department, adjustments to the Executive Officers’ duties, the alignment of articles with the Company’s strategic planning, the insertion of articles addressing the compliance with the minimum requirements set forth by the Level 1 Listing Rules of BM&FBOVESPA - Securities, Commodities and Futures Exchange, which Copel has joined, and the adjustment to the wording related to the minimum mandatory dividends in accordance with Law 6,404/76.

IV.b)  the call for the Extraordinary Shareholders’ Meeting to be held on April 26, 2012 to resolve on the matter; and

IV.c)  the appointment of Mr. Henrique José Ternes Neto as New Energies Officer, in view of the creation of the new Department.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary, JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council, CARLOS HOMERO GIACOMINI – Member of the Board of Directors and Chairman of the Audit Committee, FABIANO BRAGA CÔRTES, JOSÉ RICHA FILHO, NEY AMILTON CALDAS FERREIRA, NILTON CAMARGO COSTA, PAULO PROCOPIAK DE AGUIAR and PEDRO LUIZ CERIZE. -------------------------------------

The full minutes of Copel’s 136th Annual Board of Director’s Meeting were drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no.05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 22, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.